UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE  TO

Tender Offer Statement under Section  14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

PACKETEER, INC.

(Name of Subject Company)

ELLIOTT QOS LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

695210104

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212)  506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Steven J. Williams

Paul, Weiss, Rifkind, Wharton  & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212)  373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$189,202,827	$7,435.67
*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 32,906,014 shares of common stock of Packeteer, Inc. (“Packeteer ”) outstanding as of February 27, 2008 (which amount includes all 36,465,131 outstanding shares of common stock of Packeteer other than the 3,559,117 shares of common stock beneficially owned by Elliott Associates, L.P. and its affiliated funds), stock options outstanding as of December 31, 2007 with respect to 888,000 shares of common stock of Packeteer (which amount includes stock options with exercise prices less than the per share offer price), all restricted stock units outstanding as of December 31, 2007 with respect to 529,000 shares of common stock of Packeteer and performance shares outstanding as of December 31, 2007 with respect to 77,500 shares of common stock of Packeteer (which amount assumes a change of control prior to February 28, 2009). The number of outstanding shares, stock options, restricted stock units and performance shares is contained in Packeteer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,435.67	Filing Party:	Elliott QoS LLC Elliott Associates, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	March 20, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.

This amendment No. 4 to Schedule TO (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 20, 2008 (the “Schedule TO”), by Elliott QoS LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, L.P., a Delaware limited partnership, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Packeteer, Inc., a Delaware corporation, at $5.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

On April 16, 2008 Elliott Associates, L.P. announced that it had extended the Expiration Date of the Offer to 11:59 p.m., New York City time on Wednesday, April 16, 2008. The tender offer was previously scheduled to expire at 11:59 p.m., New York City time on Wednesday, April 16, 2008. As of the close of business on April 15, 2008, a total of 332,379 shares had been tendered in and not withdrawn from the offer. The press release issued by Elliott Associates, L.P. announcing the extension of the Offer is attached as Exhibit (a)(5)(iv).

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 20, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated March 20, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated March 20, 2008.*

(a)(5)(ii)	Press Release issued by Elliott Associates, L.P., dated April 2, 2008.*

(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated April 8, 2008.*

(a)(5)(iv)	Press Release issued by Elliott Associates, L.P., dated April 16, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

________________

* Previously filed.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2008.

ELLIOTT QOS LLC
By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.
By:	Elliott Capital Advisors, L.P., as General Partner
By:	Braxton Associates, Inc., as General Partner
By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated March 20, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated March 20, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated March 20, 2008.*

(a)(5)(ii)	Press Release issued by Elliott Associates, L.P., dated April 2, 2008.*

(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated April 8, 2008.*

(a)(5)(iv)	Press Release issued by Elliott Associates, L.P., dated April 16, 2008.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Exhibit (a)(5)(iv)

For More Information Contact:

Scott Tagliarino

(212) 974-6000

(917) 922-2364 (cell)

ELLIOTT EXTENDS EXPIRATION DATE OF

PACKETEER TENDER OFFER TO APRIL 23, 2008

NEW YORK (April 16, 2008) – Elliott Associates, L.P., a private investment partnership involved in diversified trading programs, today announced that it has extended its tender offer to 11:59 p.m., New York City time on Wednesday, April 23, 2008, unless the tender offer is further extended. The tender offer was previously scheduled to expire at 11:59 p.m., New York City time on Wednesday, April 16, 2008. As of the close of business on April 15, 2008, a total of 332,379shares had been tendered in and not withdrawn from the offer.

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $10.5 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

All trademarks used or mentioned in this release are protected by law.

Innisfree M&A Incorporated (Information Agent for the offer)

Phone: Stockholders call (888) 750-5834 (toll-free from the U.S. and Canada) or (412) 232-3651 (from outside the U.S. and Canada). Banks and brokers call collect at (212) 750-5833.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. ALL STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT CLEARLY HISTORICAL IN NATURE OR THAT NECESSARILY DEPEND ON FUTURE EVENTS ARE FORWARD-LOOKING, AND THE WORDS “ANTICIPATE,” “BELIEVE,” “EXPECT,” “ESTIMATE,” “PLAN,” AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF ELLIOTT AND ITS AFFILIATES AND CURRENTLY AVAILABLE INFORMATION. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE. ELLIOTT DOES NOT ASSUME ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE.